

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-Mail
Malcolm Appelbaum
Chief Financial Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 4125
New York, NY 10119

> **Re: Globe Specialty Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 27, 2012**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 30, 2012**
> **File No. 001-34420**

Dear Mr. Appelbaum:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2012

1.   We note you amended your Form 10-K by filing an abbreviated amendment. This amendment solely included the report of the independent registered public accounting firm. Please note that amendments to Exchange Act filings must include the complete text of each item (i.e., financial statements and the reports of independent registered public accounting firm) that is amended per Exchange Act Rule 12b-15. Please amend your Form 10-K to comply or tell us why you believe this amendment complies with the Exchange Act.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining